Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

July 13, 2021

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen S&P 500 Dynamic Overwrite Fund (the “Fund”)

File Nos. 333-237421 and 811-21809

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments relating to the Fund’s initial registration statement on Form N-2, which was filed on March 27, 2020 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and the Fund’s responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

1.

Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund so confirms.

2.	Comment: Consistent with the requirements of the FAST Act, please include hyperlinks for information that is incorporated by reference and available on EDGAR.

Response: The Fund will ensure that such hyperlinks are included.

3.	Comment: If securities lending constitutes a principal portfolio emphasis of the Fund, please disclose its use more prominently and add corresponding risk disclosure.

Response: Securities lending is not currently a principal portfolio emphasis. Accordingly, the Fund respectfully declines to make the requested change.

4.

Comment: With respect to the portfolio managers who were recently added to the Fund’s portfolio management team (Jim Campagna, Lei Liao, and Darren Tran), please provide the information required by Items 21.1 and 21.3 as of the most recent practicable date.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

July 13, 2021

Response: The information has been provided as of the most recent practicable date.

5.	Comment: In the SAI under “Proxy Voting Policies,” please add a reference to the Fund’s website.

Response: The Fund will make the requested change.

*************

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc: Mark Winget